[redacted]

13025299

OMMISSION
549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 8 2013
03 REGISTRATIONS BRANCH

SEC MAIL RECEIVED PROCESSING SECTION WASH, D.C. [redacted]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24230

cm

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilford Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue
(No. and Street)

New York | New York | 10017
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bonnie Sachs 212-888-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue | New York | New York | 10017
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 9/7/13

OATH OR AFFIRMATION

I, Robert A. Maley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilford Securities Incorporated, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BONNIE J SACHS
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #
COMM. EXP. 11/13/13

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILFORD SECURITIES INCORPORATED
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
DECEMBER 31, 2012

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Gilford Securities Incorporated and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Gilford Securities Incorporated and Subsidiaries (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gilford Securities Incorporated and Subsidiaries as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

March 15, 2013

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	339,640
Cash and cash equivalents held at clearing broker, net		1,514,964
Commissions receivable		395,240
Securities owned, at fair value		256,519
Accrued income		371,771
Income taxes receivable		831,293
Other assets		586,850
Property and equipment, net		219,699
Security deposits		230,200
TOTAL ASSETS	$	4,746,176

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	1,337,000
Commitments and contingencies (Notes 4, 5, 7 and 10)		
Shareholder's equity:		
Common stock - $.005 par value, 50,000 shares authorized, 6,820 shares issued and outstanding		34
Additional paid-in capital		3,003,347
Retained earnings		405,795
Total shareholders' equity		3,409,176
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	4,746,176

See accompanying notes to consolidated financial statements.

NOTE 1. ORGANIZATION

Gilford Securities Incorporated ("Gilford") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Gilford was formed on September 24, 1979, under the laws of the State of New York. Gilford provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears their securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records. Gilford also conducts underwriting and corporate finance activities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the financial condition of Gilford Securities Incorporated and its wholly-owned subsidiaries, Gilford Financial Corporation and Gilford Insurance Agency Incorporated (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. ASU 2011-04 amends FASB ASC 820, providing a consistent definition and measurement of fair value as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurements, and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 was effective for the year beginning January 1, 2012. The adoption of ASU 2011-04 did not have a material effect on the consolidated statement of financial condition, but did require certain additional disclosures.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1] and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis. Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent, net of syndicate expenses, along with fees earned from providing financial advisory services. Investment banking fees are recognized at the time the transaction is consummated. Corporate finance revenues represent fees earned from private placement offerings. Corporate finance fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for reserves for anticipated expenses and for depreciation and amortization for income tax purposes and not financial reporting purposes. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce the deferred tax assets to their estimated net realizable value.

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on an accelerated basis over the estimated useful lives of the assets, which range from five to seven years. For leasehold improvements, depreciation is provided over the shorter of the life of the asset or the term of the related lease.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Company evaluates events occurring after the date of the consolidated statement of financial condition for potential recognition or disclosure in its consolidated statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its consolidated statement of financial condition.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2012:

Furniture and fixtures	$905,779
Leasehold improvements	237,259
	1,143,038
Less: accumulated depreciation	(923,339)
Property and equipment, net	$219,699

NOTE 4. CONTINGENCIES

The Company is subject to legal proceedings arising during the ordinary course of operations. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial condition.

The Company's business is in a highly regulated environment and, at times, is subject to various regulatory proceedings arising during the ordinary course of operations. During January 2013, FINRA concluded a regulatory examination that took place during 2012. FINRA's examination staff has referred certain findings to FINRA senior employees for additional review and disposition. Management disagrees with certain of FINRA's findings and intends to work with FINRA to resolve all findings to achieve a satisfactory disposition of them.

NOTE 5. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company is no longer subject to federal, state or local tax examinations by taxing authorities for years before 2009.

For federal income tax purposes, the Company intends to carryback its net operating loss for the year ended December 31, 2012. In connection with the carryback, the Company has recorded an income tax receivable of approximately $620,000 during the year ended December 31, 2012. For New York State and New York City income tax purposes, the Company estimates that it has a net operating loss carryforward of approximately $1,000,000, which will expire in 2032. The state and local net operating loss carryforward gives rise to a deferred tax asset of approximately $189,000. However, the Company has determined that a valuation allowance of $189,000 against such deferred tax asset is necessary, as it is uncertain that the carryforward will be utilized.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2012, the Company had net capital of approximately $1,295,000, which exceeded the Company's minimum net capital requirement of $250,000. The Company's percentage of aggregate indebtedness to net capital was 103% as of December 31, 2012.

NOTE 7. LEASE COMMITMENTS

The Company leases its main office and other sales offices under non-cancelable leases expiring through December 2017. At December 31, 2012, future minimum annual lease commitments under all operating leases are as follows:

Year ending December 31:	
2013	$925,057
2014	919,684
2015	708,278
2016	393,957
2017	25,062
	$2,972,038

In addition to basic rent, the Company is obligated for the payment of escalation costs and additional costs as required under the terms of the leases.

NOTE 8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) retirement plan for the benefit of participating employees. The plan covers all employees meeting certain eligibility requirements. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2012.

NOTE 9. CLEARING AGREEMENT AND REBATED FEES

The Company has a clearing agreement with a clearing broker under which clearing and other related services are provided to the Company. Pursuant to the agreement, the Company is entitled to certain rebates and other credits, as defined.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and by requiring customers to deposit additional collateral or reduce positions when necessary.

From time to time, the Company will hold positions of securities sold but not yet purchased; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2012, at the fair values of the related securities and will incur a loss if the market value of the securities subsequently increases prior to the Company "closing" its position. The value of securities sold short is collateralized by marketable securities and cash held by the clearing broker when and to the extent such an obligation exists.

NOTE 11. SHAREHOLDERS' EQUITY

Pursuant to the terms of a shareholder agreement, in the event of a shareholder's termination of employment with the Company or the death of a shareholder, for a period of 60 days the Company may redeem all or any part of the common shares owned by such shareholder. The amount to be paid is based on the shareholders' equity per share, as defined in the agreement. If the Company decides not to elect to purchase the shares, then commencing on the earlier to occur of 105 days after (1) the employees' termination or (2) the date the Company obtains actual notice of the death of a shareholder, for a period of 30 days the shareholder (or his or her representative) has the right, after notice to the Company, to require the Company to purchase such common shares based on a calculation of shareholders' equity per share, as defined in the agreement.

During 2012, the Company purchased and retired 480 shares of common stock from shareholders for total consideration paid of approximately $372,632.

NOTE 11. SHAREHOLDERS' EQUITY (CONTINUED)

In addition, during 2012 the Company issued 1,700 shares of common stock for total consideration of approximately $964,090.

During 2012, the Company paid to its shareholders cash dividends of $169,250.

NOTE 12. NOTE PAYABLE

During October 2011, the Company was advanced $1,000,000 from a private equity fund. The loan was unsecured, bore interest at a rate of 4% per annum, and was repaid in full on on September 30, 2012.

NOTE 13. NOTE PAYABLE - RELATED-PARTY

At December 31, 2011, the Company had a note payable to a shareholder in the principal amount of $1,000,000. During 2012, the shareholder contributed his remaining loan balance, amounting to $900,000, to capital in exchange for 1,586 shares of common stock.

NOTE 14. LOANS RECEIVABLE

Other assets in the accompanying consolidated statement of financial condition mainly consist of advances to employees and includes a loan receivable from a third party. Interest on the loans receivable ranges from zero to prime plus 2% per annum. Substantially all loans receivable mature within one year. Employee advances will be paid as commissions are earned by the employee. Certain loans receivable are collateralized.

NOTE 15. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques, which are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 15. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds included in cash and cash equivalents	$41,617	$ -	$ -	$41,617	(a)
Securities owned:					
Equity securities owned, at fair value – medical technology industry	51,187	-	-	51,187	(a)
Not readily marketable securities	-	2,629	161,086	163,715	(a) (b)
Total securities owned, at fair value	51,187	2,629	161,086	214,902	
Total	$92,804	$2,629	$161,086	$256,519	

Money market funds and equity securities owned are included in Level 1 as they are valued at quoted market prices. Level 2 equity securities are also valued at the latest quoted market prices but are treated as Level 2 due to their limited market activity. With respect to the Level 3 privately held security, management believes the cost to the Company reflects fair value.

During the year ended December 31, 2012, there were no transfers between levels of the fair value hierarchy except for the transfer for certain rights exercised to purchase shares of Level 1 securities.

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2012:

		Industry	
	Total	Medical Technology	Legal Services
Balance – beginning	$70,000	$70,000	$ -
Unrealized gain	93,621	93,621	-
Purchases	100,000	-	100,000
Transfer out of Level 3	(102,535)	(102,535)	-
Balance – ending	$161,086	$61,086	$100,000

NOTE 15. FAIR VALUE MEASUREMENTS (CONTINUED)

Securities included in medical technology industry at the beginning of the year consisted of units representing the right to acquire common stock and a promissory note of a company. During the year ended December 31, 2012, the registration of the medical technology company became effective; as a result, the Company recorded an unrealized gain in connection with the right to acquire the common stock. The unrealized gain amounted to approximately $94,000. Subsequent to the registration, the Company exercised its right to acquire the common stock in the medical technology company. The fair value of the common stock acquired at the time of exercise totaled approximately $103,000. The common stock was a publicly traded security and accordingly was transferred to Level 1 under the fair value hierarchy.

The remaining $61,086 represents the promissory note held as an investment. The promissory note bears interest at the rate of 3.5% per annum and matures in 2020. The note is collateralized by an interest in the assets of the issuer and is junior in and subordinate to the interests of the Senior Lenders, as defined. The promissory note is included in Level 3 of the fair value hierarchy because its valuation included significant unobservable inputs.

The following summarizes certain quantitative information about the Level 3 fair value measurements.

Investment in medical technology company:

Fair value at December 31, 2012	$61,086
Valuation technique	Principal amount (which approximates fair value)
Unobservable input	Price at time of purchase

Investment in legal services company:

Fair value at December 31, 2012	$100,000
Valuation technique	Cost (which approximates fair value)
Unobservable input	Price at time of purchase